EXHIBIT 21.1

SUBSIDIARIES OF ATLAS GROWTH PARTNERS, L.P.

Subsidiary	Jurisdiction of Formation
Atlas Growth Holdings Operating Company, LLC	Delaware
Atlas Growth Texas, LLC	Texas
Atlas Growth Oklahoma, LLC	Oklahoma
Atlas Growth Eagle Ford, LLC	Texas